UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2014

DATE OF REPORT

(DATE OF EARLIEST EVENT REPORTED)

NEWS CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	001-35769	46-2950970
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NO.)	(IRS EMPLOYER IDENTIFICATION NO.)

1211 Avenue of the Americas, New York, New York 10036

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

(212) 416-3400

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Agreement and Plan of Merger

On September 30, 2014, News Corporation (“the Company”) entered into an agreement and plan of merger (“Merger Agreement”) with Move, Inc. (the “Move”) and Magpie Merger Sub, Inc., an indirect wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Merger Sub will commence a tender offer (“Offer”) on or before October 15, 2014 to acquire all of the outstanding shares of common stock of Move (the “Shares”) at a purchase price of $21.00 per share in cash, without interest (the “Offer Price”). The board of directors of Move has unanimously approved the transaction. The transaction is not subject to a financing condition.

The obligation of Merger Sub to purchase the Shares pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by the Company and its subsidiaries, equals at least one share more than one half of the total number of Shares then issued and outstanding, (ii) the expiration or termination of the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (without the imposition of any condition or requiring a remedy that the parties are not required to accept pursuant to the Merger Agreement), (iii) the absence of certain disputes relating to the Operating Agreement between Realtors® Information Network, Inc., a subsidiary of the National Association of Realtors® (“NAR”), and RealSelect, Inc., a subsidiary of Move, as amended; and (iv) other customary conditions.

Concurrently with the execution of the Merger Agreement, NAR provided the Company with its consent to the transaction. NAR’s consent terminates if Move terminates the Merger Agreement due to a superior proposal or if both the Company and Move announce that the Merger Agreement has been terminated.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Move, with Move surviving as an indirect wholly owned subsidiary of the Company, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without any stockholder approvals.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this report as Exhibit 99.1 and incorporated herein by reference. The Merger Agreement and the foregoing description of the agreement have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about the Company, Merger Sub or Move. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”), and are also qualified in important part by a confidential disclosure letter delivered by Move to the Company in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, on September 30, 2014, (i) Steven H. Berkowitz and James S. Caulfield, the chief executive officer and executive vice president, general counsel and secretary, respectively, of Move entered into individual tender and support agreements (collectively, the “Executive Tender and Support Agreements”) with the Company and Merger Sub substantially consistent with the form thereof set forth on Exhibit 99.2 and (ii) NAR entered into a Tender and Support Agreement, dated as of September 30, 2014 (the “NAR Tender and Support Agreement”), with the Company and Merger Sub, in each case pursuant to which such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer. As of September 30, 2014, these stockholders owned a number of Shares equal to approximately 2.34% of the issued and outstanding Shares. The Executive Tender and Support Agreements terminate if the Merger Agreement is validly terminated. The NAR Tender and Support Agreement terminates in the event Move terminates the Merger Agreement due to a superior proposal or if both the Company and Move announce that the Merger Agreement has been terminated. NAR may also withdraw its tendered shares if the board of directors of Move makes an adverse recommendation change. The foregoing descriptions of the form of Executive Tender and Support Agreement and the NAR Tender and Support Agreement are not complete and are qualified in their entirety by reference to the form of Executive Tender and Support Agreement and the NAR Tender and Support Agreement, which are attached to this report as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Additional Events

On September 30, 2014, the Company issued a joint press release with Move announcing the transaction. A copy of the press release is attached hereto as Exhibit 99.4 and incorporated by reference herein.

Investor Presentation Slides to be reviewed by the Company’s executives with investors on a conference call to be held on September 30, 2014 are attached hereto as Exhibit 99.5 and incorporated by reference herein.

The prepared remarks to be delivered by the Company’s executives during the aforementioned call are attached hereto as Exhibit 99.6 and are incorporated by reference herein.

The Company distributed a letter to employees describing the transaction on September 30, 2014. A copy of that letter is attached hereto as Exhibit 99.7 and incorporated by reference herein.

Notice to Investors

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Move has commenced at this time. In connection with the proposed transaction, the Company intends to file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to shareholders of Move. INVESTORS AND SECURITY HOLDERS OF MOVE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the SEC’s website at http://www.sec.gov or through the Company’s website at http://investors.newscorp.com.

Forward-Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of the Company and Move. The forward-looking statements in this document and the exhibits hereto address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger, including integration plans and expected synergies. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Move’s business will not be successfully integrated with the Company’s business; costs associated with the merger; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of our control. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Move’s overall business and financial condition, including those more fully described in Move’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the current fiscal year. The forward-looking statements in this document speak only as of this date. We expressly disclaim any current intention to update or revise any forward-looking statements contained in this document to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc.

99.2	Form of Executive Tender and Support Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc.

99.3	NAR Tender and Support Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors®

99.4	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014

99.5	Investor Presentation Slides, dated September 30, 2014

99.6	Prepared Remarks, dated September 30, 2014

99.7	Letter to News Corporation Employees, dated September 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS CORPORATION
(REGISTRANT)

Date: September 30, 2014	By:	/s/ Michael L. Bunder
Michael L. Bunder
Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc.

99.2	Form of Executive Tender and Support Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc.

99.3	NAR Tender and Support Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors®

99.4	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014

99.5	Investor Presentation Slides, dated September 30, 2014

99.6	Prepared Remarks, dated September 30, 2014

99.7	Letter to News Corporation Employees, dated September 30, 2014